

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 8, 2017

Via E-mail
Nicol G. Graham
Chief Financial Officer, Treasurer and Secretary
Houston Wire & Cable Company
10201 North Loop East
Houston, Texas 77029

> **Re: Houston Wire & Cable Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 24, 2017**
> **File No. 1-34361**

Dear Mr. Graham:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Selected Financial Data, page 12

1.   On page 12 and other sections of Management's Discussion and Analysis you present non-GAAP measures and changes based on non-GAAP measures, such as Net income (loss) and Net income (loss) per basic and diluted share excluding the after tax impact of impairments; sales on a metal-adjusted basis excluding the impact of Vertex sales; 2015 sales adjusted for the fluctuation in metal prices, but you do not identify them as non-GAAP measures, nor do you provide the reconciliations to the most directly comparable GAAP measure and include the qualitative disclosures required by Item 10(e) of Regulation S-K. Please revise your presentations in future filings to comply with Item 10(e) of Regulation S-K.

Consolidated Financial Statements

Note 1: Organization and Summary of Significant Accounting Policies

Segments, page F-8

2.   Revise future filings to provide the disclosures required by ASC 280-10-50-21. Specifically, disclose how you are organized as a company, identify your CODM, and describe the factors used to identify your operating and reporting segment.

Item 9A. Controls and Procedures, page 26

3.   Tell us when you will file the audited historical financial statements of Vertex as well as the combined pro forma statements reflecting the acquisition.

4.   We note management's "except for" conclusion on the effectiveness of your disclosure controls and procedures as of December 31, 2016. Please amend the filing to remove this qualification and provide a clear and definitive conclusion stating whether your disclosure controls and procedures were effective or were not effective at that date. Refer to Item 307 of Regulation S-K.

5.   In light of the "except for" conclusion, please clarify for us whether your failure to timely file the audited financial statements and pro forma information for Vertex represented a material weakness in your disclosure controls and procedures at December 31, 2016, and describe the factors you considered in reaching that conclusion. Similarly, discuss the impact on your internal control over financial reporting at that date.

Form 8-K dated August 9, 2017

6.   You present non-GAAP measures and changes based on non-GAAP measures, such as Organic sales; Organic sales excluding Vertex; Sales on a metal-adjusted basis; Operating expenses excluding impairment charges; and Net loss excluding impairment charges, among others but you do not identify them as non-GAAP measures, nor do you provide the reconciliations to the most directly comparable GAAP measure or include the qualitative disclosures required by Item 10(e) of Regulation S-K. Further, you do not always present the directly comparable GAAP measure with equal or greater prominence. Please refer to our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures and apply that guidance to your future filings.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Fay at 202-551-3812 or me at 202-551-3671 with any questions.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery